Filed by Genus, Inc. Pursuant to Rule 425

Under the Securities Act of 1933

Subject Company: Genus, Inc

Commission File No.: 000-17139

The following press release was issued by Genus, Inc. on February 9, 2005.

Genus Schedules Special Shareholder Meeting to Vote on AIXTRON Merger

SUNNYVALE, Calif., Feb. 9 - Genus, Inc. (Nasdaq:GGNS) announced today that it will host a special meeting of shareholders at 9:00 a.m. local time on Thursday, March 10, 2005, to vote on its previously announced merger with AIXTRON AG of Aachen, Germany. The meeting will be held at Genus headquarters, located at 1139 Karlstad Drive, Sunnyvale, Calif.

Genus set Friday, February 4, 2005 as the record date for the determination of shareholders entitled to vote at the special meeting. AIXTRON will send a definitive proxy statement/prospectus to all Genus shareholders of record as of the record date. The definitive proxy statement/prospectus will contain important information regarding the previously announced merger.

Genus also confirmed that it will not announce financial results for the fourth quarter or the year ended December 31, 2004 as a stand-alone company, and Genus therefore will not host an investor conference call.

About Genus

Genus, Inc. manufactures critical deposition processing products for the global semiconductor industry and the data storage industry. To enable the production of intricate micro computer chips and electronic storage devices, Genus offers its StrataGem and LYNX series production-proven equipment for 200mm and 300mm semiconductor production, and offers thin film deposition products for chemical vapor deposition (CVD), atomic layer deposition (ALD), and pre-clean capabilities. Genus is at the forefront of market and technology developments in the ALD marketplace, which is gaining acceptance worldwide as a critical technology for sub 0.13-micron production of computer chips and electronic storage devices. Genus’ customers include semiconductor and data storage manufacturers located throughout the United States, Europe and the Pacific Rim including Korea, Japan and Taiwan. Founded in 1981, the company is headquartered in Sunnyvale, California. For additional information visit Genus’ web site at www.genus.com. LYNX2® and LYNX3™ are trademarks of Genus, Inc.

Forward-Looking Statements

This document may contain forward-looking statements about the financial conditions, results of operations and earnings outlook of AIXTRON and Genus within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” and “estimates,” and variations of these words and similar expressions, identify these forward-looking statements. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Genus does not receive required shareholder approval or either Genus or AIXTRON fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which AIXTRON or Genus expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. Actual operating results may differ materially from such forward-looking statements and are subject to certain risks, including risks arising from: actual customer orders received by the companies; the extent to which MOCVD and ALD technology is demanded by the market place; the actual number of customer orders received by the companies; the timing of final acceptance of products by customers; the financial climate and accessibility of financing, general conditions in the thin film equipment market and in the macro-economy; cancellations, rescheduling or delays in product shipments; manufacturing capacity constraints; lengthy sales and qualification cycles; difficulties in the production process; changes in semiconductor industry growth; increased competition; delays in developing and commercializing new products; general economic conditions being less favorable than expected; the risk that the AIXTRON and Genus businesses will not be integrated successfully; costs related to the proposed merger; failure of the Genus shareholders to approve the proposed merger or the failure of other conditions to the proposed merger to be satisfied; and other factors, including those set forth in Genus’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 10-K for its most recent fiscal year and its most recent Quarterly Report on Form 10-Q, particularly in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections, and its Current Reports on Form 8-K. The forward-looking statements contained in this news release are made as of the date hereof and AIXTRON and Genus do not assume any obligation to (and expressly disclaim any such obligation to) update the reasons why actual results could differ materially from those projected in the forward-looking statements. Any reference to the Internet website of AIXTRON or Genus is not an incorporation by reference of such information in this press release, and you should not interpret such a reference as an incorporation by reference of such information.

Additional Information

AIXTRON and Genus entered into a definitive merger agreement on July 1, 2004. AIXTRON has filed a registration statement on Form F-4 with the U.S. Securities and Exchange Commission, or SEC, which includes a prospectus of AIXTRON and a proxy statement of Genus. Investors and security holders are urged to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information because it will contain important information. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by AIXTRON and Genus with the SEC at the SEC’s website at www.sec.gov. The proxy statement/prospectus and these other documents may also be obtained for free from AIXTRON by directing a request to AIXTRON Investor Relations at Kackertstr.15-17, 52072 Aachen, +49 241 8909 444 or from Genus, by directing a request to Genus Investor Relations at 1139 Karlstad Drive, Sunnyvale, California 94089, (408) 747-7140 Ext. 1311.

Certain Participants

AIXTRON and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above. Genus and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Genus in connection with the merger. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus described above.